SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

Steven M. Odre, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,500,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 12,500,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 21.19%

14.	Type of Reporting Person CO

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on June 5, 2003 (the “Initial Statement”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), as amended by an Amendment No. 1 thereto filed on July 1, 2003 (as amended, the “Current Statement”), is hereby amended by this Amendment No. 2 to the Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning ascribed to such term in the Current Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Current Statement is hereby amended and supplemented with the following:

On July 8, 2003, Amgen acquired beneficial ownership of the 3,000,000 Additional Pharma Vision Shares in accordance with the terms of the Pharma Vision Stock Purchase Agreement. The Additional Pharma Vision Shares were transferred in a transaction registered under the Securities Act of 1933, as amended, pursuant to the Registration Statement.

All funds for the purchase of the Additional Pharma Vision Shares were obtained from the working capital of Amgen.

The Pharma Vision Stock Purchase Agreement has previously been filed as Exhibit 2 to the Initial Statement and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Current Statement is hereby amended and restated in its entirety with the following:

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 12,500,000

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 12,500,000

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 21.19% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 55,487,979 outstanding shares of Common Stock as of May 7, 2003, as stated in the Issuer Stock Purchase Agreement, and the Issuer having issued the 3,500,000 Initial Issuer Shares under the Issuer Stock Purchase Agreement.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) As described in Items 3 and 4 of the Current Statement, Amgen has entered into the Pharma Vision Stock Purchase Agreement and the Issuer Stock Purchase Agreement in the last 60 days. Except as disclosed herein and in the Current Statement, the Reporting Persons have not effected any other transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Statement is hereby amended and supplemented with the following:

A copy of a letter agreement between Amgen and the Issuer regarding certification of the Additional Pharma Vision Shares is attached hereto as Exhibit 6 and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1†	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2†	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3†	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4	Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

Exhibit 5*	Registration Rights Agreement dated June 27, 2003 between Amgen Inc., a Delaware Corporation, and Tularik Inc., a Delaware corporation.

Exhibit 6	Letter Agreement between Amgen Inc. and Tularik Inc. dated July 8, 2003.

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1 to the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2003	AMGEN INC.

/s/ STEVEN M. ODRE
	Name:	Steven M. Odre
	Title:	Senior Vice President, General Counsel and Secretary